MUFG AMERICAS HOLDINGS CORPORATION
1251 Avenue of the Americas
New York, New York 10020
(212) 782-6800

April 6, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn:    Ms. Erin Purnell, Staff Attorney

Re:	MUFG Americas Holdings Corporation
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on
Form F-3 Filed on March 22, 2018
File No. 333- 201746

Ladies and Gentlemen:

On March 22, 2018, MUFG Americas Holdings Corporation, a Delaware corporation (the “Registrant”), filed Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form F-3 (Registration No. 333-201746) initially filed by the Registrant with the U.S. Securities and Exchange Commission on January 29, 2015 and declared effective on February 4, 2015 (the “Registration Statement”), to remove from registration all of the unsold securities registered under the Registration Statement.

The Post-Effective Amendment was inadvertently tagged in EDGAR with the incorrect submission type. Consequently, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the immediate withdrawal of the Post-Effective Amendment to the Registration Statement filed with the Commission on March 22, 2018, and respectfully requests that the Commission consent thereto. The Registrant plans to promptly refile the Post-Effective Amendment with the correct EDGAR tag.

Thank you for your assistance in this request. If you have any questions regarding this letter or require any additional information, please contact Rodney R. Peck or Patricia F. Young of Pillsbury Winthrop Shaw Pittman LLP at (415) 983-1000.

Sincerely,

MUFG AMERICAS HOLDINGS CORPORATION

By:  /s/ Michael F. Coyne
Name:    Michael F. Coyne
Title:      General Counsel

cc:	Rodney R. Peck, Esq.
Patricia F. Young, Esq.